AEM SPA

07028923

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/256/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

December 17, 2007

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed the translation of the Minutes of Aem Ordinary Shareholders' Meeting held on October 22, 2007.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JAN 07 2008 E
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

SEC MAIL RECEIVED PROCESSING SECTION
DEC 21 2007
WASH. D.C.
161

Encl.

AEM S.p.A.

Minutes of the Ordinary Shareholders' Meeting

of October 22, 2007

On the twenty-two day of October 2007, at 9:10 a.m., the Ordinary Shareholders' Meeting of AEM S.p.A. was held in Milan, at "Casa dell'Energia AEM", at piazza Po n. 3.

Mr. Giuliano Zuccoli, in his capacity as Chairman of the Board of Directors, chaired the meeting pursuant to Article 13 of the By-Laws, and declared the session open.

The Chairman announced that:

- in addition to himself, the Chairman, the following members of the Board of Directors were present, Messrs.:

-- Alberto Sciumé (Vice Chairman);

-- Gianni Castelli;

-- Mario Mauri;

-- Paolo Oberti;

-- Francesco Randazzo;

-- Aldo Scarselli;

- as regular members of the Board of Statutory Auditors, the following Mess.rs were present:

-- Alfredo Fossati (Chairman);

-- Salvatore Rino Messina;

-- Luigi Carlo Spadacini;

- the Directors Mr. Dario Cassinelli and Mr. Antonio Taormina justified their absence.

Upon the attendants' unanimous consent, Mr. Carlo Marchetti, notary public, accepted to act as secretary to the meeting.

The Chairman notified and acknowledged that:

- the ordinary and extraordinary sessions of the shareholders' meeting were duly convened on first call, to be held on this day and in this place, at 9:00 a.m., in accordance with the applicable laws and by-laws, as per notice published in the Official Gazette of the Republic of Italy - Notice Sheet No. 110 of September 20, 2007, Notice No. S-078931, as well as in the dailies "Il Sole 24 Ore" and "Finanza & Mercati" of September 20, 2007, with the following

agenda

Ordinary session

1. Report to shareholders on the performance and plans of Aem S.p.A., pursuant to Article 12, paragraph 2, of the Company's by-laws.

Extraordinary session

(Omissis)

- with regard to the items on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled; more specifically:

- for the ordinary session, the documentation relating to the half-year report of the AEM Group as of June 30, 2007, had been filed with *Consob*[1], and made available to the public at the registered office and with *Borsa Italiana*[2], as well as made available on the website: www.aem.it starting from September 13, 2007, while the Independent Auditors' Report had been made available to the public in the same way starting from September 19, 2007, as well as transmitted to *Consob*; the Board of Statutory Auditors had not deemed appropriate to make observations on the half-year Report;

- for the extraordinary session, the AEM/AMSA Merger and the AEM/ASM Merger plans of June 25, 2007, to the extent pertaining to each company, had been:

-- filed with the registered office of AEM S.p.A. on June 29, 2007, with the registered office of AMSA S.p.A. on June 28, 2007, and with the registered office of ASM Brescia S.p.A. on June 29, 2007;

-- entered in the Milan Register of Companies on July 6, 2007, for AEM S.p.A. and AMSA and in the Brescia Register of Companies on July 10, 2007, for ASM Brescia S.p.A.;

-- filed with Borsa Italiana S.p.A., as well as transmitted to Consob within the prescribed time limits;

- as the case may be and to the extent pertaining to each of them, the following reports had been filed with the registered office of AEM S.p.A., AMSA S.p.A. and ASM Brescia S.p.A., as well as filed with Borsa Italiana and transmitted to Consob, where required, within the time limits prescribed by law and regulation:

-- the reports of the boards of directors of AEM S.p.A., AMSA S.p.A. and ASM Brescia S.p.A. of June 25, 2007, concerning the AEM/AMSA Merger and the AEM/ASM Merger pursuant to Article 2501-*quinquies* of the Italian Civil Code and also for the purposes under Article 3 of Ministerial Decree no. 437 of November 5, 1998;

-- the fairness opinion on the exchange ratio in the AEM/AMSA Merger released by Reconta Ernst & Young S.p.A. on September 20, 2007, in its capacity of a single joint expert appointed by the Court of Milan pursuant to Article 2501-*sexies* of the Italian Civil Code;

-- the fairness opinion on the exchange ratio in the AEM/ASM Merger released by Deloitte &

---

[1] [*Commissione Nazionale per le Società e la Borsa,* Italian Securities and Exchange Commission].

Touche S.p.A. on September 21, 2007, in its capacity of a single joint expert appointed by the Court of Milan pursuant to Article 2501-*sexies* of the Italian Civil Code;

-- the financial statements as of December 31, 2006, of AEM S.p.A., AMSA S.p.A. and ASM Brescia S.p.A., representing the balance sheets for the merger pursuant to Article 2501-*quater*, paragraph 2, of the Italian Civil Code;

-- the financial statements for the last three financial years of AEM S.p.A., AMSA S.p.A. and ASM Brescia S.p.A., together with the reports prepared by the persons responsible for administration and auditing;

- furthermore, the information document under section 70 of the Issuers' Regulation adopted by Consob resolution no. 11971/1999 (as amended) had been made available to the public at the registered office of AEM S.p.A. and ASM Brescia S.p.A. and Borsa Italiana S.p.A., as well as transmitted to Consob, within the time limits prescribed by law and regulation; a supplement to the information document had also been made available to the public on request of Consob on the same date and in the same manners;

- a copy of the documentation indicated above had also been made available on the website: www.aem.it, pursuant to law and regulation.

The Chairman acknowledged that no. 112 shareholders representing no. 1,027,806,714 ordinary shares - equal to 57.1% of no. 1,800,047,400.- ordinary shares, with a par value of Euro 0.52 each, constituting the share capital of € 936,024,648.00.- were present in person or by proxy.

At that date, the non-voting shares of the Company were no. 30,434,850, equal to 1.691% of the share capital.

Then, the Chairman stated that the ordinary shareholders' meeting on first call was validly constituted in compliance with the applicable laws and by-laws and was entitled to resolve upon the agenda.

Then Chairman notified and informed that:

- the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- the name list of the participants, whether present in person or by proxy, including all the data required by *Consob*, shall be attached to these minutes as an integral part thereof and transmitted to *Consob* pursuant to law and regulation, together with the list of persons

[2] [Italian Stock Exchange].

admitted to hear the meeting only, including the reporters attending the meeting from appropriate rooms, connected by means of an audio-visual system;

- in order to cope with the technical and organizational needs of the proceedings, some employees and collaborators of the Company would attend the meeting from another appropriate room connected by means of a closed circuit TV system;
- in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded pursuant to Article 13 of the By-Laws, as usual; audio/videotaping and TV broadcasting would not be allowed;
- according to the records filed in the register of shareholders and taking into account the updates relating to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly or indirectly own a number of shares equivalent to more than 2% of the subscribed and paid-up share capital, are the following ones:

Shareholders	**no. of ordinary shares**	**% of share capital**
MUNICIPALITY OF MILAN total	**791,250,854**	**43.958%**
of which:		
- directly	760,768,604	42.264%
- indirectly through METROPOLITANA MILANESE S.p.A.	47,400	0.003%
- indirectly through AEM S.p.A. (own non-voting shares)	30,434,850	1.691%
MOTOR-COLUMBUS AG total	**108,002,844**	**6.000%**
indirectly through:		
- ATEL – AARE TICINO SA DI ELETTRICITA'	12,520,000	0.696%
- ATEL ITALIA HOLDING S.r.l.	95,482,844	5.304%
FIDELITY INTERNATIONAL LIMITED	**37,324,785**	**2.074%**

- on October 11, 2007, pursuant to Article 122 of Legislative Decree no. 58/98, the Company had been notified in writing of a shareholders' agreement entered into between the Municipality of Milan and the Municipality of Brescia on October 5, 2007, in relation to no. 760,816,004 shares of the Company for an overall amount of restricted shares equal to about **42.2%**; at present, the Company's restricted shares under the agreement are entirely held by the Municipality of Milan; subsequent to the effective date of the AEM/ASM Merger, the agreement will also include no. 1,720,345.072 ordinary shares of the Company which are expected to represent about **55%** of the Company's share capital and which will be jointly held by the Municipality of Milan and the Municipality of Brescia;

- pursuant to Article 122 of Legislative Decree no. 58/98, the said shareholders' agreement had been published on the daily newspaper *Milano Finanza* on October 11, 2007, and filed with the Milan Register of Companies on October 15, 2007, and with the Brescia Register of Companies on October 17, 2007;

- the execution of the said shareholders' agreement had been notified by the Municipality of Milan to the Company on October 19, "*also and so far as may be necessary pursuant to section 9, paragraph 6, of the company by-laws. The agreement has been (...) executed by deed drawn up by Mr. Carlo Marchetti, Notary Public in Milan, file no. 3267/1677 and notified by an announcement in the dailies "Corriere della Sera", "il Giorno" and "Milano Finanza"*" on the same date;

- pursuant to section 9 of the company by-laws, the right of the Municipality of Milan to oppose shareholders' agreements does not apply to the agreements entered into by it; except for the Municipality of Milan and the entities set forth in section 9, paragraph 6, of the by-laws, the voting rights attached to the shares held by a shareholder to an extent exceeding 5% of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred would be proportionally reduced, except as preliminarily and jointly indicated by the parties concerned;

- furthermore, pursuant to article 14, paragraph 2, except for the Municipality of Milan and the entities set forth in section 9, paragraph 6, of the by-laws, the voting right may not be exercised for more than 5% of the share capital not even by proxy, unless the proxy would be granted within the framework of the procedure for solicitation and collection of proxies under Articles 136 and ff. of the *Testo Unico della Finanza*[3].

The Chairman then:

[3] [Consolidation Act on Finance].

- formally requested that those present stated any reasons, if any, to suspend the voting rights in accordance with the applicable laws and by-laws;

- acknowledged that none of those present had made any statements in that regard;

- invited the shareholders or their proxies present - wishing to take the floor – to sign up in advance by giving their names to me, the notary public, at the chairman's table, specifying that when it would be their turn, they could speak with the microphone from the special position close to the table;

- before going on to discuss the items on the agenda, notified the technical procedures to manage the meeting proceedings and to vote, specifying as follows:

-- upon registration to enter the meeting, each shareholder or proxy was given a voting card - or several voting cards if representing other shareholders by proxy - and expressed the intention, on behalf of the persons represented, of expressing a "dissenting vote";

-- for voting the two coupons were to be used which were contained in the card delivered upon entry;

-- voting would be carried out by a show of hands; however, in order to facilitate the vote count, opposing or abstaining shareholders had to express their vote also by using the abovementioned appropriate coupons;

-- the described voting procedure would be carried out for the resolutions relevant or related to the items on the agenda, whereas the other voting - relating to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy;

- notified that, in order to facilitate the votes with the described procedures, it would be appropriate to appoint two vote counters, and proposed to appoint Mrs. Cinzia Debellis and Mr. Marco Airaghi.

The meeting unanimously approved and the Chairman then:

- finally requested those present in person or by proxy not to absent themselves, whenever possible; however, should they leave the meeting before voting or the end of the proceedings, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the card and the relevant recording of the presence;

- reported that in case of issue of more than one cards to an individual proxy, the procedure will automatically consider out of and excluded from the voting the holder of any cards remaining undelivered to the staff in charge, should the proxy leave and hand over only one

or some of the cards.

* * *

The Chairman went on to discuss the sole item on the agenda, bearing the ***Report to shareholders on the performance and plans of Aem S.p.A., pursuant to Article 12, paragraph 2, of the Company's by-laws*** and pointed out that this item on the agenda emanated from provisions of the By-Laws, not from provisions of law, and hence did not need to be voted by the shareholders' meeting, although a few remarks by the shareholders would be welcome.

Regarding the unanimous consent of the shareholders' meeting, the Chairman invited the attendants to refer, without reading it out, to the economic summary report on pages 22, 23, 24 and 25 of the half-year report they had been previously given, and remained at anyone's disposal for any clarifications. Then he declared the discussion open, reminding those who wished to take the floor to do so by notifying their name to me, the notary public and inviting them to announce their name before each intervention and reply, if any, in order to simplify drafting of the minutes.

Mr. **Buzzi** recalls that in previous meetings he had asked to peruse the document drawn up by Morgan Stanley for the share swap transaction between AEM and e.Biscom for their mutual stakes in Metroweb and Fastweb, but was repeatedly and, in his view, unreasonably denied the chance. On June 6, 2007, he adds, the Council of State had declared groundless and rejected the appeal filed by AEM, which had forbidden another shareholder of AEM, Mr. Davide Corritore, to view the document on the same grounds. To date, he notes, at least two other minority shareholders (Mr. Corritore and Mr. Basilio Rizzo), unlike others, have had the possibility to peruse the document.

After pointing out that a Town Councillor's elective office has absolutely no relevance in the corporate relations of the private company AEM S.p.A., he asks to be treated, as a shareholder with the same rights, on equal terms as the foregoing shareholders, and to be permitted to peruse the document. He reiterates, in this regard, that AEM S.p.A. is a company governed by private law, so the shareholders of AEM are all granted the same rights and it cannot be otherwise.

Mr. **Girelli Consolaro** asks how relations are between AEM and EDF as to the renewal of the shareholders' agreements relating to Edison, and if the business relations between AEM and EDF can be judged as poor, good or excellent. He recalls that, as far as the shareholding in Edison is concerned, in a recent press statement, Mr. Capra had declared that if EDF has no

wish to grant more influence to its Italian partners, then a split would be necessary. Then again, he adds, Mr. Zuccoli says he approves a further three-year renewal of the agreements with EDF, also in view of Italy's possible return to nuclear power, but sincerely hopes the French partners recognize greater weight to their Italian counterparts.

He asks, again, what repercussions could there be for AEM from the forthcoming exchange offer promoted by Motor Columbus as to the subsidiary ATEL.

He then observes that Minister Bersani had recently urged the leading multi-utilities in northern Italy to create an energy pole, based on the German model of RWE, and asks what is the Chairman's view on the matter, also in relation to the opinion the French partners of Edison may have.

He finally expresses his regrets that the shareholders' meetings of the post-merger company will no longer be convened in Milan, but in Brescia.

Mr. **Fragapane** asks what impact the merger with ASM will have on the pending dispute as to the rights granted by the by-laws to the Municipality of Milan.

Mr. **Colnaghi** asks whether AEM will subscribe or less to Motor Columbus' public exchange offer relating to ATEL shares; if, following the merger with ASM, a further integration with Edison can be expected; if there are plans for a merger between AEM and Delmi, and between Edison and Edipower, and if there are possibilities to create a "super utility".

Mr. **Camerini** observes that the dossier made available for today's meeting shows that the half-year operating profit is higher than that posted in the first half of 2006, thanks to the drop in operating costs, since revenues have inched down slightly because of the warm temperatures in the first months of 2007, a circumstance that has caused a decrease in gas volumes sold and at the same time a lower expenditure for the purchases of electric power and fuels. He asks if these half-year summarized figures are correct, and if, following the rise in oil prices, an increase in operating costs in the second half of the year is to be expected.

Referring to the financial costs to incur, in his view, for the next combination, he asks what could the likely figure be, how to raise the money and the impact on dividend policies.

Regarding again the summarized figures contained in the Report, the shareholder notes that, according to pre-established plans, the Company has recently kept on buying treasury shares and asks whether, given the stock's good performance, it would have been advisable to sell too.

Finally, he concurs with the questions previously made by other shareholders on future relations with the French partners of EDF.

Since nobody else took the floor, the **Chairman** went on to give the following answers.

As for Mr. Buzzi's remarks, he recalls that no shareholder has actually received the valuation report issued by Morgan Stanley in relation to the transaction with e.Biscom. The order issued by the administrative court brought up by the shareholder actually regards another transaction, that is the sale of Metroweb. He also points out that the Court judgment of June 7, 2007 rejects all of shareholder Buzzi's claims in relation to e.Biscom.

Regarding relations with EDF, the Chairman observes that the current agreements are the result of prolonged talks where EDF itself has agreed "to back up" slightly to give greater room to AEM in Edison: the company has been managed so far in full harmony and unity of purpose, as Edison's results show. Now, obviously, when agreements approach their natural expiry, all sides seek to strengthen their positions, which does not imply, today, a rupture in relations between AEM and EDF: both are two major industrial partners, who pursue and will continue to pursue the interests of Edison and all of its shareholders.

The new by-laws, adds Mr. Zuccoli, actually solve the well-known problem arising from the particular rights acknowledged to the Municipality of Milan in AEM. On the other hand, following the merger, the two municipalities of Milan and Brescia will hold an overall stake exceeding 50% of the company.

As to ATEL, he recalls that AEM had rejected the planned structure of the share swap between ATEL itself and Motor Columbus, also from a judicial point of view, considered however legally groundless by the Swiss Judicial Authority. However, AEM has always shared ATEL's strategic project, which was why it re-established relations with the Swiss company, whose stock exchange value is fairly high. The Board of Directors of AEM has yet to resolve whether to subscribe or less to the public exchange offer promoted by Motor Columbus.

Likewise, the various, fascinating combination prospects recalled by the previous shareholders have still not been discussed by the Company. Regarding the range of possible scenarios, Mr. Zuccoli observes how he had long drawn attention to the effectiveness of the Rhine model of the RWE, a company managed with private methods, but with a significant public stake. After all, the merger project with ASM represents, in a sense, the first step in that direction, although it is still premature today to imagine further steps towards the creation of a Northern "super utility".

As for the half-year results, the Chairman recalls that the 2006/2007 winter - unlike the previous winter season - has actually been one of the warmest in the past hundred years, with a consequent decline in revenues from sales of gas and electric power.

More broadly speaking, Mr. Zuccoli observes that the Country today needs to change its production mix of electric power. Although no forecasts can be made, oil prices are likely to rise, coupled with the risk of oil shortages. These risks require appropriate plans, and one could be the return to the production of nuclear power.

As to the Company's performance, he confirms that the results, from June to September, are on the rise: however, dividend policies shall be determined by the Supervisory Board that will be appointed following the merger. In any case, he points out that the planned merger should not require heavy financial costs, on the contrary, it should strengthen the overall financial position: in the meanwhile, AEM is rapidly reducing its own debt.

Treasury shares were purchased throughout summer, at prices lower than the current market value, but the purchasing stopped when the merger project started: the Board of Directors has so far never considered selling.

Since nobody else took the floor, the Chairman declared the discussion closed and, having terminated discussion of the issues on the agenda of the ordinary session, at 9:59 a.m., passed to discuss the items on the agenda of the extraordinary session, to be recorded in separate minutes.

The Chairman The Secretary

END